SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	Bidders Statement given by the registrant to Oil Company of Australia Limited dated August 6, 2003

2.	ASX Release “Origin Energy Invests in Geodynamics” dated August 6, 2003

3.	Appendix 3B New Issue Announcement dated August 6, 2003

The information contained in this report is incorporated by reference into the Registration Statement on Form F-3 (file no. 333-103886).

Item. 1

THIS BOOKLET CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR  IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS BOOKLET, YOU  SHOULD CONSULT YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL  ADVISER.

Cash Offer

From

Origin Energy Limited ABN 30 000 051 696

to acquire all of your ordinary shares in

Oil Company of Australia Limited ABN 68 001 646 331

The consideration offered is $4.25 in cash for each OCA share

If you have any questions about the Offer or this document, or about how to accept the Offer, please call 1800 006 044 at local call rates from within Australia or +61 3 9615 5974 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Legal Adviser to Origin

How to accept

Acceptances must be received before the end of the Offer Period. There are different ways to accept the Offer depending on the type of your holding.

CHESS Holdings of OCA Shares

For CHESS Holdings of OCA Shares, please instruct your stockbroker or CHESS Controlling Participant to initiate acceptance of the Offer on your behalf.

Issuer Sponsored Holdings of OCA Shares

For Issuer Sponsored Holdings of OCA Shares, please complete and execute the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and in section 5.11 of this Bidder’s Statement and return it to:

Reply Paid 523

Brisbane, QLD 4001

AUSTRALIA

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form.

Acceptance Forms may also be delivered by hand to:

Level 27, 345 Queen Street

Brisbane, QLD 4000

AUSTRALIA

Overseas shareholders should return their Acceptance Form by airmail.

Enquiries

Should you have any questions about this Offer or how to accept it, please call the shareholder information line on 1800 006 044 at local call rates from within Australia or +61 3 9615 5974 from outside Australia.

Please note that, in accordance with legal requirements, calls to these numbers will be recorded.

Dear OCA shareholder

Origin is pleased to offer you the opportunity to sell all your shares in OCA at the cash price of $4.25 per share. The offer is unconditional and is scheduled to close on [XXX]. You may accept the Offer at any time before the offer closes.

Within this booklet is a Bidder’s Statement which includes the complete terms and conditions of our offer. At the beginning of the Bidder’s Statement is a summary of the key terms of the offer and guidance on how to accept.

Since 1984 Origin Energy has held around 85% of the issued capital of OCA. Under a pre-bid agreement dated 11 July 2003 Santos agreed to accept the offer in respect of 2.9 million OCA Shares (a 2.47% interest in OCA). Origin’s relevant interest in OCA is 87.96% as at the date of this Bidder’s Statement.

Origin’s decision to make this offer at the present time is driven by the fact that OCA is now approaching a watershed in its development. OCA has generated positive cash flow for many years and has paid substantial fully franked dividends of 24 cents and 18 cents per annum respectively over the last two years. However, OCA announced in October last year in its 2002 Annual Report that OCA was now faced with the task of investing “several hundred million dollars in the next few years” to develop its coal seam gas assets. As a consequence OCA has also stated that dividends are not expected to be paid in the next few years.

The level of risk facing OCA has increased significantly as it prepares to face the technical challenges of developing these new gas resources, the commercial challenges of securing contracts for the sale of this gas, and the funding issues associated with such a large capital program. Origin, with a much larger scale of operations, is better placed than OCA to tackle these challenges, and better able to absorb the risks associated with taking these projects through to successful completion.

Origin’s offer represents a premium of 14% to the volume-weighted average share price of OCA of $3.74 during the period between the announcement on 23 October 2002 of OCA’s decision to suspend dividends and the announcement of Origin’s take-over offer on 11 July 2003.

We trust that you will find this offer attractive and look forward to receiving your acceptance. Should you have any further questions relating to this offer, please do not hesitate to contact your broker or financial or other professional adviser, or call the shareholder information line on 1800 006 044 from within Australia or +61 3 9615 5974 from outside Australia.

Yours Sincerely

H Kevin McCann

Chairman

Annexure A - OCA’s annual results

Annexure B - Announcements regarding the Offer

Important dates

Announcement Date	11 July 2003
Bidder’s Statement lodged and dated	6 August 2003
Date of the Offers	[XXX] 2003
Offer Period ends at 5.00 pm (Sydney time), unless extended	[XXX] 2003	*

*	The Offers may be extended to the extent permissible under the Corporations Act 2001 (Cth).

Bidder’s Statement relating to a cash offer from Origin Energy Limited ABN 30 000 051 696 to acquire all the shares in Oil Company of Australia Limited ABN 68 001 646 331

This document is the Bidder’s Statement given by Origin to OCA under part 6.5 of chapter 6 of the Corporations Act 2001 (Cth) and in compliance with the requirements of sections 636 and 637 of the Corporations Act, in relation to the Offer contained in section 5 of this Bidder’s Statement.

Australian Securities and Investments Commission

A copy of this Bidder’s Statement was lodged with the Australian Securities and Investments Commission (“ASIC”) on 6 August 2003. Neither ASIC nor any of its officers takes any responsibility for the content of this Bidder’s Statement.

Investment decision

This Bidder’s Statement does not take into account the individual investment objectives, financial situation and particular needs of each OCA shareholder. You may wish to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer for your OCA Shares, as contained in section 5 of this Bidder’s Statement.

Defined terms

A number of defined terms are used in this Bidder’s Statement. Their meaning is set out in section 9 of this Bidder’s Statement.

1.	Summary of the Offer and how to accept it

This summary provides an overview of the Offer and should be read together with the detailed information set out in the remainder of this Bidder’s Statement.

The Bidder	Origin Energy Limited ABN 30 000 051 696 (“Origin”)

The Offer	Origin is offering to acquire all Your OCA Shares.

Offer price	Origin is offering $4.25 in cash for each of Your OCA Shares.

Unconditional Offer	The Offer is not subject to any defeating conditions.

Scheduled close of the Offer	The Offer is scheduled to close at 5.00 pm Sydney time on [XXX] 2003, unless extended in accordance with the Corporations Act.

How to accept the Offer	You may only accept the Offer in respect of all of Your OCA Shares. To accept the Offer:

• for CHESS Holdings of OCA Shares, instruct your stockbroker or CHESS Controlling Participant to initiate acceptance of the Offer on your behalf.

•      for Issuer Sponsored Holdings of OCA Shares, complete, sign and return the enclosed Acceptance Form in accordance with the instructions. A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

• if you are a Broker or Non-Broker Participant, acceptance of this Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Payment terms	You will be paid for Your OCA Shares within 7 days after the date you accept the Offer.

Offer hotline	Should you have any questions about this Offer or how to accept the Offer, please contact the shareholder information line on 1800 006 044 at local call rates from within Australia or +61 3 9615 5974 from outside Australia or consult your Broker or other financial or professional advisor. Please note that, in accordance with legal requirements, calls to the shareholder information line will be recorded.

2.	Why you should accept the Offer

2.1	The Offer price represents a premium to recent trading prices

The Offer price of $4.25 per OCA Share represents a premium of:

•	13% to the closing price of OCA Shares of $3.75 on 3 July 2003, being the last day on which trading took place before the Announcement Date; and

•	14% to the volume-weighted average price of $3.74 during the period from 23 October 2002 (the release date of OCA’s 2002 Annual Report that advised of the suspension of OCA dividend payments) to the day before the Announcement Date.

2.2	Origin’s Offer is Unconditional

The Offer is unconditional and presents an opportunity to sell your shares at a premium to recent market prices with confidence that the transaction will be completed.

2.3	You will receive cash for your shares and incur no brokerage charges

By accepting the Offer:

•	you will receive $4.25 for each OCA Share;

•	you will avoid paying brokerage and GST charges on that brokerage that you are likely to pay if you sell your OCA Shares on market; and

•	you will be paid within 7 days after the date you accept the Offer.

2.4	OCA has suspended dividend payments

OCA has suspended dividends for the immediate future. The following statement was made in OCA’s 2002 Annual Report that was released on 23 October 2002:

“Dividends are not expected to be paid in the next few years as the company conserves its available capital to meet development costs of its recently acquired CSG reserves.”

In accordance with this statement, no dividend was announced in OCA’s annual results released on 6 August 2003.

2.5	OCA shares are illiquid

OCA Shares are illiquid. This is evidenced by the fact that:

•	around 0.5% of the total issued OCA Shares were traded on the ASX in the twelve months prior to the Announcement Date; and

•	the free float of OCA (excluding the Origin Group’s shareholding) is less than 15% of the total issued OCA Shares (and less than 3% when the shareholding of the other major shareholder, Santos, is excluded).

2.6	Origin already holds a majority stake in OCA

The Origin Group holds in excess of 85% of OCA Shares and, as at the date of this Bidder’s Statement, has a relevant interest in 87.96% of OCA Shares following the execution of the Pre-bid Agreement with Santos and the purchases described in section 8. Origin considers it highly unlikely that any alternate takeover offers would be made.

3.	The Bidder

3.1	Origin

Origin is one of Australia’s largest listed energy companies and was listed on the Australian Stock Exchange in its current form in February 2000 as a result of the demerger of Boral Limited’s energy business and its building and construction materials business. Origin is included in the Standard and Poor’s ASX 50 Index, its market capitalisation is in excess of $2.5 billion and it has annual revenues of around $3 billion.

The business activities of Origin include the exploration for and production of oil and gas in Australia and New Zealand, the development and operation of gas-fired cogeneration and power generation facilities in Australia, the sale of natural gas, liquefied petroleum gas (“LPG”) and electricity throughout Australia, the distribution of LPG in New Zealand and parts of the Asia-Pacific region, and management of gas transmission and reticulation assets on behalf of third parties in Australia. Amongst its business interests Origin holds an interest in OCA in excess of 85%.

Origin’s interest in OCA dates back to 1982 when it acquired an 18% shareholding in OCA. This shareholding was increased gradually over the following three years to approximately 40% in 1984, at which time an offer for the remaining shares was made. This resulted in Origin increasing its shareholding to slightly less than 85% of OCA. Origin’s shareholding in OCA increased to 85.23% as a result of Origin’s allotment from the OCA Dividend Reinvestment Plan in April 1998. There was no further change to that shareholding prior to the Announcement Date. Further acquisitions of OCA Shares by Origin since the Announcement Date are described in section 8.

Further information regarding the operations of Origin may be found through its annual and half yearly reports, quarterly production reports filed with the ASX, ASX releases and other company announcements, and information published on Origin’s website at www.originenergy.com.au.

3.2	Bid Rationale

(a)	OCA Capital Requirements

OCA has stated on a number of occasions that it anticipates a high level of capital expenditure in the future. This statement was initially made in a press release on 23 August 2002 and again in OCA’s Annual Report for the year ended 30 June 2002 released on 23 October 2002. In that Annual Report, OCA stated that capital will be required to develop its coal seam gas assets and that this will amount to “several hundred million dollars in the next few years”. In the Annual Report, OCA also announced that, due to this capital expenditure program, dividends are not expected to be paid for the “next few years”. The suspension of dividend payments alone will not be sufficient to cover the capital expenditure anticipated by OCA, so OCA may also need to raise significant funds from either the debt or equity markets. OCA does not currently have a debt rating, and has limited balance sheet capacity to raise those funds. Origin on the other hand has the cash flow and balance sheet strength to fund the capital expenditure required by OCA, backed by a BBB+ credit rating from Standard and Poors.

(b)	Project Risks

While coal seam gas operations have to date successfully supplied small contracts in Queensland,

the development of large scale coal seam gas operations of the type in which OCA is involved entails significant technical and commercial risks. Technical risks include the physical, chemical and deliverability characteristics of the coals, water disposal issues, drilling costs, engineering development costs and environmental and land management costs. Managing and overcoming these risks can add significant amounts to the overall cost of development and could be difficult for a company of OCA’s size to absorb. The commercial risks associated with the development of the CSG operations are evidenced by the current difficulties being experienced by Australian Magnesium Corporation (“AMC”). As it announced in its Annual Report released on 23 October 2002, OCA signed an agreement to supply 5.4 PJ per annum of gas to the proposed AMC magnesium plant to be built in Gladstone from its CSG resources in Queensland. However, on 13 June 2003, AMC announced that construction of the plant will be halted and the site placed under care and maintenance. It appears to Origin, therefore, that the gas sales agreement and the revenue that OCA expected to receive from it are now at risk. Such setbacks can have a significant impact on a company of OCA’s size, while the scale of Origin’s operations will allow it to absorb such setbacks more easily.

3.3	Directors of Origin

The following are the directors of Origin as at the date of this Bidder’s Statement:

Mr H Kevin McCann

Chairman

Aged 62

Mr McCann joined the Board and was appointed Chairman in February 2000. As Chairman of Allens Arthur Robinson, Mr McCann practices as a commercial lawyer specialising in mergers and acquisitions, mineral and resource law and capital market transactions. He is Chairman of Healthscope Limited, Triako Resources Limited and Sydney Harbour Federation Trust, and a Director of Macquarie Bank Limited and BHP Steel Limited. He is also a member of the Takeovers Panel. Mr McCann has an Arts degree, a Law degree (Honours), a Masters in Law and is a Fellow of the Institute of Company Directors in Australia.

Mr Grant A King

Managing Director

Aged 48

Mr King was appointed Managing Director of Origin at the time of its demerger from Boral in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, Mr King was General Manager AGL Gas Companies. He is Chairman of Oil Company of Australia Limited, a Director of Envestra Limited, a Councillor of the Australian Petroleum Production and Exploration Association and a past Chairman of the Australian Gas Association. He has a Civil Engineering degree and a Masters of Management.

Mr Bruce G Beeren

Executive Director, Commercial

Aged 54

Mr Beeren joined the Board in March 2000. With over 25 years experience in the energy industry, Mr Beeren was Chief Executive Officer of VENCorp and held a number of senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines. Mr Beeren is a Director of Envestra Limited and equipsuper Pty Ltd. He has a Science Degree, a Bachelor of Commerce and a Masters of Business Administration and is a Fellow of CPA Australia and the Institute of Company Directors in Australia.

Mr Trevor Bourne

Non-executive Director

Aged 57

Mr Bourne joined the Board in February 2000. He is Chief Executive Officer of Tenix Investments Pty Ltd, Australia’s largest defence and high technology contractor. Previously Managing Director of Brambles Australia Limited, Mr Bourne also held a number of Directorships in various Brambles subsidiaries and joint ventures. Mr Bourne has a Mechanical Engineering degree (with Merit) and a Masters of Business Administration.

Mr Colin B Carter

Non-executive Director

Aged 60

Mr Carter joined the Board in February 2000. Previously a management consultant at The Boston Consulting Group, Mr Carter is now a Senior Advisor to that firm. Mr Carter is a Commissioner of the Australian Football League and currently holds directorships of Melbourne 2006 Commonwealth Games Pty Ltd, Wesfarmers Limited and several not-for-profit organisations. He has a Commerce degree and a Masters of Business Administration.

Dr Helen M Nugent

Non-executive Director

Aged 54

Dr Nugent joined the Board in March 2003. Previously Director of Strategy for Westpac Banking Corporation from 1994 to 1999, and a director of United Energy Limited from 1999 to 2002, Dr Nugent is currently Chairman of Swiss Re Australia Ltd, and a director of Macquarie Bank Limited, Carter Holt Harvey Limited, Australia Post and UNiTAB Limited. Dr Nugent holds a Bachelor of Arts, a Doctorate of Philosophy, and a Masters of Business Administration.

Dr J Roland Williams CBE

Non-executive Director

Aged 64

Dr Williams joined the Board in February 2000. He retired in June 1999 as Chairman and Chief Executive of Shell Australia Limited. He is Chairman of Australian Magnesium Corporation Limited, a Director of Boral Limited, United Group Limited and a Council Member of the Australian Strategic Policy Institute Limited. Dr Williams holds a Chemical Engineering degree (Honours) and a Doctorate of Philosophy.

4.	Origin’s intentions

4.1	Intentions on conclusion of the Offer

The following sections set out Origin’s intentions on the basis of facts and information concerning OCA and the circumstances affecting the business of OCA which are known to Origin at the time of preparation of this Bidder’s Statement.

Any final decision on these matters will only be reached in the light of all material facts and circumstances at the relevant time. Accordingly, the statements set out in the following sections are statements of current intention only which may vary as new information becomes available or circumstances change.

4.2	Compulsory acquisition of OCA Shares

(a)	Compulsory acquisition following Takeover Bid

If Origin becomes entitled to proceed to compulsory acquisition of shares in OCA following the Offer under part 6A.1 of the Corporations Act (as a result of the acquisition of OCA Shares under the Offer or otherwise), then Origin intends to proceed to compulsory acquisition of shares in OCA in accordance with the provisions of the Corporations Act.

(b)	General compulsory acquisition

Even if Origin does not become entitled to proceed to compulsory acquisition of shares in OCA, following the Offer under part 6A.1 of the Corporations Act, it may nevertheless be or become entitled to exercise general compulsory acquisition rights under part 6A.2 of the Corporations Act. If so, Origin intends to exercise such rights.

4.3	Intentions upon ownership of 100% of OCA

If the Origin Group comes to own 100% of the issued ordinary shares in OCA, Origin intends:

•	to continue to operate the business of OCA;

•	not to make any major changes to the business of OCA nor to redeploy any of the fixed assets of OCA;

•	to continue the employment of OCA’s present employees; and

•	to have OCA removed from the official list of the ASX.

4.4	Intentions upon ownership remaining at less than 100% of OCA

In the event that Origin does not acquire 100% of the issued ordinary shares in OCA, Origin’s intentions in relation to OCA are the same as those described in section 4.3, other than that it is intended that the listing of OCA on the ASX will be maintained, subject to maintaining sufficient number of shareholders.

5.	Terms of the Offer

This section contains the terms of the offer by Origin to acquire all of Your OCA Shares. The date of the Offer is [XXX] 2003.

5.1	The Offer

Origin offers to acquire all of Your OCA Shares from you on the terms of the Offer.

You may accept the Offer only in respect of all of Your OCA Shares.

It is a term of the Offer that Origin will be entitled to all Rights attaching to or arising from OCA Shares acquired by Origin pursuant to the Offer.

5.2	Consideration

Subject to this section 5, the consideration under the Offer is a cash payment of $4.25 for each OCA Share.

5.3	Benefit of improved consideration

If Origin improves the consideration offered, the Corporations Act contains provisions to ensure that any OCA shareholder who has already accepted the Offer receives the benefit of the improved consideration.

5.4	The Offer is unconditional

The Offer is not subject to any defeating conditions.

5.5	Offer Period

Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 5.00 pm (Sydney time) on [XXX] 2003.

Origin expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

If within the last 7 days of the Offer Period the Offer is varied to improve the consideration offered then the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the date on which the consideration was improved.

5.6	Withdrawal of Offer

In accordance with section 652B of the Corporations Act, the Offer may only be withdrawn with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent of ASIC. If that happens, Origin will send a notice of withdrawal to OCA and to each person to whom the Offer has been made.

5.7	Variation of Offer

Origin may at any time, and from time to time, vary the Offer in accordance with part 6.6 of chapter 6 of the Corporations Act.

5.8	Payment of consideration

(a)	Subject to the provisions below of this section 5.8 and the Corporations Act, if you accept the Offer then Origin will provide the consideration due under the Offer within 7 days after the date you accept the Offer

Under no circumstances will interest be paid on the consideration payable under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

(b)	Payment of the cash amount to which you are entitled by acceptance of this Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by prepaid ordinary mail or, in the case of addressees outside Australia, by prepaid airmail, to the address shown on the Acceptance Form.

(c)	If at the time you accept this Offer you are:

(i)	a person or entity associated with the former Milosevic Government of the Federal Republic of Yugoslavia as named in the instrument dated 5 April 2002 issued under the Australian Banking (Foreign Exchange) Regulations;

(ii)	a person or entity associated with the Government of Zimbabwe, as named in the annexure to the instrument of 25 November 2002 issued under the Australian Banking (Foreign Exchange) Regulations; or

(iii)	a resident in or a resident of a place outside Australia to which the Australian Banking (Foreign Exchange) Regulations otherwise apply,

you will not be entitled to receive any cash payment under this Offer until all requisite authorities and clearances of the Reserve Bank of Australia (whether under the Australian Banking (Foreign Exchange) Regulations or otherwise) or of the Australian Taxation Office have been obtained by Origin. Origin undertakes to make prompt application for all such authorities or clearances.

In addition, accounts of persons and entities identified by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited, under the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002.

(d)	Where the Acceptance Form requires any additional documents to be delivered with your Acceptance Form (such as a power of attorney) then:

(i)	if those documents are delivered with your Acceptance Form, Origin will provide the consideration in accordance with section 5.8(a);

(ii)	if those documents are delivered after your Acceptance Form, Origin will provide the consideration within 7 days after the date those documents are delivered.

5.9	Brokerage fees and other expenses

All costs and expenses of the preparation of this Bidder’s Statement and of the preparation and circulation of the Offer will be paid by Origin. You will not be liable to pay any stamp duty on the transfer of OCA Shares as a result of an acceptance of the Offer.

As long as Your OCA Shares are registered in your name and you deliver them directly to Origin, you will not incur any brokerage in connection with your acceptance of the Offer. If you hold Your OCA Shares through a bank, broker or other nominee, you should ask your bank, broker or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

5.10	Who may accept this Offer

a)	This Offer is made to you as the holder of OCA Shares registered in your name, in the register of members of OCA at 10.00 am (Sydney time) on the Record Date.

b)	If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your OCA Shares (the “Transferred Shares”) to which this Offer relates, then in accordance with section 653B(1)(a) of the Corporations Act:

(i)	a corresponding Offer shall be deemed to have been made at that time to that other person in respect of the Transferred Shares;

(ii)	a corresponding Offer shall be deemed to have been made to you in respect of Your OCA Shares other than the Transferred Shares; and

(iii)	this Offer shall be deemed to have been withdrawn immediately after making such corresponding offers.

c)	If at any time during the Offer Period and before you accept this Offer, Your OCA Shares to which this Offer relates consist of two or more separate parcels for the purposes of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act, this Offer shall be deemed at that time to consist of separate corresponding offers made to you in relation to the respective separate parcels of OCA Shares and an acceptance by you of any of those separate corresponding offers is ineffective unless you have given to Origin notice which:

(i)	if it relates to OCA Shares in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules; or

(ii)	if it relates to OCA Shares held in an Issuer Sponsored Holding, must be in writing,

indicating that Your OCA Shares consist of separate parcels and the acceptance indicates the number of OCA Shares in the separate parcels to which the acceptance relates, provided that you may at the one time accept two or more such separate corresponding Offers as if they were a single offer in relation to separate parcels of shares.

If this applies to you, contact Computershare Investor Services Pty Limited on 1800 006 044 at local call rates from within Australia or +61 3 9615 5974 from outside Australia for such additional copies of this Bidder’s Statement and Acceptance Form as are necessary. Please note that, in accordance with legal requirements, calls to these numbers will be recorded.

5.11	How to accept this Offer

(a)	You may accept this Offer at any time during the Offer Period. Subject to section 5.10 (relating to holdings of separate parcels of OCA Shares) your acceptance of the Offer must be in respect of all of Your OCA Shares.

(b)	The manner by which you may accept this Offer will depend on whether Your OCA Shares are in a CHESS Holding or in an Issuer Sponsored Holding. Your OCA Shares are in a CHESS Holding if they are sponsored by a Broker or other Controlling Participant or you yourself are a Broker or Non Broker Participant. Your OCA Shares are in an Issuer Sponsored Holding if they are sponsored directly by OCA as issuer.

If you have any questions about how to accept this Offer or need a replacement Acceptance Form, please contact Computershare Investor Services Pty Limited on 1800 006 044 at local call rates from within Australia or +61 3 9615 5974 from outside Australia. Please note that, in accordance with legal requirements, calls to these numbers will be recorded. Alternatively, you may consult your broker or other financial or professional adviser.

(i)	CHESS Holdings

If any of Your OCA Shares are in a CHESS Holding, acceptance of this Offer in respect of those OCA Shares can only be made in accordance with the SCH Business Rules.

To accept this Offer in respect of those OCA Shares you must:

A.	if you are a Broker or a Non Broker Participant, initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

B.	otherwise, instruct your Controlling Participant (normally your stockbroker) to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(ii)	Issuer Sponsored Holdings

If any of Your OCA Shares are in an Issuer Sponsored Holding, then to accept this Offer in respect of those OCA Shares you must:

A.	complete and sign the accompanying Acceptance Form in accordance with the instructions on it (which forms part of this Offer and must be observed in accepting the Offer in respect of any OCA Shares held in an Issuer Sponsored Holding); and

B.	ensure that the Acceptance Form and any documents required by the terms of the Offer and the instructions on the Acceptance Form are received before the end of the Offer Period, at the following address:

Computershare Investor Services Pty Limited

Reply Paid 523

Brisbane QLD 4001

AUSTRALIA

or, if by hand delivery, delivered to the following address:

Computershare Investor Services Pty Limited

Level 27, 345 Queen Street

Brisbane QLD 4000

AUSTRALIA

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting shareholder.

Acceptance of the Offer in respect of Your OCA Shares which are in an Issuer Sponsored Holding shall not be complete until the properly completed Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) has been received at the address specified above. Origin may, however, in its sole discretion waive at any time, prior to the end of the Offer Period, all or any of those requirements.

(iii)	If some of Your OCA Shares are held in a number of forms

If some of Your OCA Shares are in different holdings, your acceptance of this Offer will require action under sections 5.11(b)(i) and 5.11(b)(ii) in relation to the separate portions of Your OCA Shares.

(c)	Beneficial owners whose OCA Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

5.12	Validity of acceptances

Your acceptance will not be valid unless it is made in accordance with the procedures set forth in sections 5.10 to 5.12 of this Bidder’s Statement and the instructions on the Acceptance Form. The Acceptance Form forms part of this Offer.

You must choose the method of delivery you will use to deliver your Acceptance Form and all other required documents as set forth in section 5.11. That delivery is at your risk. Persons holding OCA Shares through brokers, dealers, commercial banks, trust companies or nominees may request these persons to effect the above deliveries on their behalf.

Origin will determine, in its sole discretion, all questions as to the form of documents, including the validity, eligibility, including time of receipt, and acceptance of OCA Shares. The determination of Origin will be final and binding on all parties.

Origin may, in its sole discretion, at any time deem any Acceptance Form it receives to be a valid acceptance in respect of Your OCA Shares, even if a requirement for acceptance has not been complied with and may waive any requirement of sections 5.10 to 5.12. Payment of consideration in accordance with the Offer will not be made until any irregularity has been resolved or waived and until all documents required to procure registration of Origin as holder of OCA Shares concerned have been received by Origin.

5.13	The effect of acceptance

By signing and returning an Acceptance Form or initiating acceptance of this Offer in accordance with section 5.11 you will or will be deemed to have:

(a)	accepted this Offer (and any variation of it) irrevocably in accordance with its terms in respect of all Your OCA Shares;

(b)	agreed to transfer to Origin Your OCA Shares (regardless of the number of OCA Shares specified in the Acceptance Form or other acceptance);

(c)	authorised Origin (by its directors, officers, servants or agents) to complete on the Acceptance Form correct details of Your OCA Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer and transfer Your OCA Shares to Origin;

(d)	represented and warranted to Origin as a fundamental condition going to the root of the contract resulting from your acceptance that, both at the time of acceptance of this Offer and at the time of registration of the transfer of Your OCA Shares to Origin, Your OCA Shares (including any Rights) are fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind and that you have full power, capacity and authority to accept the Offer and sell Your OCA Shares (including the legal and beneficial ownership in those OCA Shares and any Rights);

(e)	represented and warranted to Origin, and agreed with Origin, that Your OCA Shares in respect of which you have accepted this Offer will be purchased by Origin with all Rights and that you will execute all such instruments as Origin may require for the purpose of vesting in it any such Rights;

(f)	irrevocably authorised and directed OCA to pay to Origin or to account to Origin for all Rights, subject however to any such Rights received by Origin being accounted for by Origin to you in the event that this Offer is withdrawn;

(g)	except where Rights have been paid or accounted for under section 5.13(f), irrevocably appointed Origin and its directors from time to time jointly and severally as your attorney in your name and on your behalf, with effect from the date of any contract resulting from your acceptance of the Offer, to execute all such instruments as Origin may require for the purpose of vesting in it any such Rights;

(h)	represented and warranted to Origin that, unless you have notified in accordance with section 5.10(c), Your OCA Shares do not consist of separate parcels of OCA Shares;

(i)	irrevocably appointed Origin and each of its directors, secretaries and officers from time to time jointly and severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date of any contract resulting from your acceptance of the Offer, to do all things which you could lawfully do in relation to Your OCA Shares or in exercise of any right derived from the holding of Your OCA Shares including, without limitation, the rights to:

(i)	attend and vote in respect of Your OCA Shares at any and all meetings of OCA;

(ii)	requisition or join with other holders of OCA Shares in requisitioning and/or convening a meeting of the members of OCA;

(iii)	demand a poll for any vote to be taken at any meeting of OCA shareholders;

(iv)	propose or second any resolutions to be considered at any and all meetings of OCA shareholders;

(v)	execute all forms, transfers, assignments, notices, instruments (including instruments appointing a director of Origin as a proxy in respect of all or any of Your OCA Shares and a transfer form for Your OCA Shares), proxies, transfers, consents, agreements and resolutions relating to Your OCA Shares and as may be necessary or desirable to convey Your OCA Shares and Rights to Origin; and

(vi)	request OCA to register in the name of Origin or its nominee Your OCA Shares which you hold on any register of OCA,

and to have agreed that in exercising the powers conferred by that power of attorney the attorney shall be entitled to act in the interests of Origin as the beneficial owner and intended registered holder of Your OCA Shares in respect of which you have accepted this Offer and to have further agreed to do all such acts, matters and things that Origin may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of OCA) if requested by Origin.

Origin will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph. This appointment, being given for valuable consideration to secure the interest acquired in Your OCA Shares, is irrevocable and terminates upon registration of a transfer to Origin or its nominee of Your OCA Shares;

(j)	agreed not to attend or vote in person at any general meeting of OCA or to exercise or purport to exercise any of the powers conferred on Origin or its nominee in paragraph (i) above;

(k)	agreed to indemnify Origin in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your OCA Shares being registered by OCA without production of your Holder Identification Number for Your OCA Shares;

(l)	authorised Origin to notify OCA on your behalf that your place of address for the purpose of serving notices upon you in respect of Your OCA Shares in respect of which you have accepted this Offer is at the address of Origin as specified by Origin in the notification, and that all such notices are to be marked care of Origin and to have directed OCA to serve all correspondence, payments or notifications in respect of any Rights and other communications and documents whatsoever in respect of those OCA Shares to Origin at that address;

(m)	if at the time of acceptance of this Offer Your OCA Shares are in a CHESS Holding, authorised Origin to cause a message to be transmitted to SCH in accordance with SCH Business Rule 16.6.1 so as to transfer Your OCA Shares to Origin’s Takeover Transferee Holding. Origin shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

The undertakings and authorities referred to in this section 5.13 will (unless otherwise stated herein) remain in force after you receive the consideration for Your OCA Shares acquired by Origin and after Origin becomes registered as holder of them.

5.14	Rights

If Origin becomes entitled to any Rights pursuant to an acceptance of this Offer, it may require you to give to Origin all documents that may be necessary to vest in it title to those Rights. If you do not give these documents to Origin or if you have received the benefit of those Rights, Origin will be entitled to deduct from the consideration otherwise due to you the amount or value (as reasonably assessed by Origin) of such Rights.

6.	Provision of cash consideration

6.1	Cash consideration

The consideration for the acquisition of Your OCA Shares under the Offer is to be satisfied wholly by payment in cash.

6.2	Amount payable

Based on the number of OCA Shares on issue at the date of this Bidder’s Statement and not including OCA Shares already owned by the Origin Group, the maximum amount of consideration which would be payable by Origin under the Takeover Bid for OCA Shares if every holder of OCA Shares accepted the Offer is approximately $73 million.

6.3	Sources of funds

The funds required to pay the consideration under the Offer will be sourced from Origin’s existing debt facilities. As at the date of this Bidder’s Statement, Origin has sufficient committed funding available to it to acquire all of the Shares in OCA not currently held by the Origin Group. These funds will be drawn from a $100 million facility provided by the National Australia Bank (“NAB”) (“Facility”) and can be accessed by Origin on 2 business days’ notice.

Documentation

The Facility was entered into by Origin on 21 February 2000. The agreements constituting the Facility (“Facility Agreement”) contain provisions relating to the payment of interest and repayment of principal, representations and warranties, events of default and other covenants. Except to the extent described below, these provisions are customary for transactions similar to the Facility.

Conditions Precedent

NAB is not obliged to make any drawing available to Origin unless:

•	the representations and warranties given in relation to the Facility are correct and not misleading at the date of the relevant drawdown; and

•	no event of default or potential event of default continues unremedied or would result from the funds being made available.

Origin expects that these conditions precedent will be satisfied prior to any cash payments being required to be made under the Offer.

Representations and Warranties

Representations and warranties contained in the Facility Agreement include (amongst other things) that:

•	there has been no change in the consolidated financial position of the Origin Group since the date when the latest consolidated financial statements were prepared which is likely to have a material adverse effect upon Origin’s ability to perform its obligations under the Facility;

•	no litigation, arbitration, or administrative proceedings claiming in excess of $10,000,000 from Origin are current or pending or, to the knowledge of Origin, are threatened against it; and

•	Origin is not subject to any injunction, order or other non-monetary remedy which could reasonably be expected to have a material adverse effect on its ability to perform its obligations in relation to the Facility.

Origin is not aware of, and does not expect that there will occur, any breaches of representations or warranties contained in the Facility Agreement which could prevent Origin from drawing funds under the Facility.

Events of Default

Events of default contained in the Facility Agreement include (amongst other things):

•	failure to pay any amount payable by or in respect of the Facility within 3 business days of its due date;

•	a representation or warranty in relation to the Facility becoming incorrect or false in a material respect, the consequences of which may have a material adverse effect on the ability of Origin to comply with its obligations in relation to the Facility, where such consequences are not remedied within 15 business days of receipt of notice from NAB requiring a remedy;

•	cross defaults in relation to financial indebtedness of any member of the Origin Energy Group exceeding $10,000,000; and

•	breach of certain gearing, net worth and interest cover ratios where the default is not remedied within 15 business days of receipt of notice from NAB requiring a remedy.

Origin is not aware of the occurrence of, and does not expect that there will occur, any events of default contained in the Facility Agreement which could result in a termination of that agreement or prevent Origin from drawing funds under the Facility.

7.	Tax considerations

7.1	Introduction

The following is a general description of the Australian income and capital gains tax consequences to OCA shareholders of the acceptance of the Offer. The comments set out below are relevant only to those OCA shareholders who hold their OCA Shares as capital assets for the purpose of investment. If you trade in shares you will need to get independent professional advice.

The following summary is intended only for OCA shareholders resident in Australia for income tax purposes. OCA shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. Furthermore, this summary is not intended for OCA shareholders who acquired their shares in respect of their (or an associate/s) employment at OCA (or an associated company).

The following description is based upon the law in effect at the date of this Bidder’s Statement, but it is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every OCA shareholder. OCA shareholders should seek independent professional advice in relation to their own particular circumstances.

7.2	Capital gain or loss on disposal of OCA Shares

The sale of Your OCA Shares pursuant to the Offer will involve the disposal by you of Your OCA Shares by way of transfer to Origin. This change in the ownership of Your OCA Shares will constitute a CGT event for Australian capital gains tax purposes. The date of disposal for capital gains tax purposes will be the date that you accept the Offer. If, for any reason the Offer does not proceed, no disposal event will occur and no capital gains tax implications will arise.

If you are an Australian resident you may make a capital gain or a capital loss from the disposal of Your OCA Shares. These amounts will be relevant in determining whether you have a net capital gain to include in your taxable income for the year.

In general, capital gains and capital losses are firstly aggregated to determine whether there is a net capital gain, which is calculated after taking into account any discount capital gains or other concessions in respect of the capital gains. The remaining net capital gain is included in assessable income, and is subject to income tax. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

Capital Gain

If the capital proceeds from the disposal of Your OCA Shares are more than the cost base (or in some cases, the indexed cost base) of those shares a capital gain would arise.

The capital proceeds of the CGT event will be the cash received by you in respect of the disposal of Your OCA Shares.

The cost base of Your OCA Shares will generally be their cost of acquisition plus any incidental costs of acquisition (such as brokerage and stamp duty).

If the OCA Shares were acquired at or before 11.45 am on 21 September 1999, a OCA shareholder who is an individual, a complying superannuation entity or the trustee of a trust may elect to adjust the cost base of the OCA Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the OCA Shares were acquired until the quarter ended 30 September 1999. OCA shareholders which are companies will be entitled to include that indexation adjustment without making an election if their OCA Shares were acquired at or before 11.45 am on 21 September 1999 and held for more than 12 months before their disposal.

Indexation adjustments are taken into account only for the purposes of calculating a capital gain.

OCA shareholders who are individuals, complying superannuation entities or trustees and who do not or cannot elect to adjust their cost base for indexation (as outlined above) can discount the amount of the capital gain in respect of the disposal of the OCA Shares if they have held their OCA Shares for more than 12 months before the date of disposal (referred to as the “CGT Discount”). The CGT Discount is applied only after any available capital losses have been applied to the capital gain. For individuals and trustees the discount rate is 50% and for complying superannuation entities the discount rate is 33 1/3%.

OCA shareholders which are companies do not qualify for a CGT Discount.

Capital Loss

If the capital proceeds are less than the reduced cost base of your OCA Shares, a capital loss would arise. Generally, the reduced cost base of your OCA Shares is the cost base (discussed above) without any adjustment for indexation. The CGT Discount does not apply to capital losses.

8.	Additional information

8.1	OCA securities on issue

Based on documents lodged by OCA with ASX, the total number of securities in each class in OCA at the date of this Bidder’s Statement is as follows:

Class	Number
OCA Ordinary Shares	117,592,811
Other	Nil

8.2	Interests of Origin

(a)	Relevant interests in OCA securities

As at the date of this Bidder’s Statement, Origin had a relevant interest in 103,439,157 OCA Shares (representing 87.96% of the issued capital of OCA).

(b)	Voting power in OCA

As at the date of this Bidder’s Statement, the voting power of Origin in OCA was 87.96%.

8.3	Substantial shareholders

As at the date of this Bidder’s Statement, the substantial shareholders in OCA were as set out in the table below. The voting power of each of those substantial shareholders, and the number of OCA Shares representing that voting power, at the date of this Bidder’s Statement is as follows:

Substantial shareholder	Number of OCA Shares	Voting Power
Origin*	103,439,157	87.96%
Santos*	14,693,140	12.49%

*	As a result of the Pre-bid Agreement, both Origin and Santos have voting power in the 2.9 million shares which are the subject of the Pre-bid Agreement. Therefore the “voting power” of both OCA and Origin includes the same 2.9 million shares.

8.4	Dealing in prior 4 months

Except as set out in section 8.6 and section 8.7 of this Bidder’s Statement, neither Origin nor any associate of Origin has provided or agreed to provide consideration for any OCA Shares under a purchase or agreement during the 4 months before the date of this Bidder’s Statement.

8.5	No collateral benefits

Except as set out in section 8.6 and section 8.7 of this Bidder’s Statement, neither Origin nor any associate of Origin gave or offered to give or agreed to give a benefit to another person during the period of four months before the date of this Bidder’s Statement where the benefit was likely to induce the other person, or an associate of that person, to:

(a)	accept any Offer; or

(b)	dispose of OCA Shares,

which benefit is not offered to all holders of OCA Shares under the Offer.

8.6	Pre-bid Agreement

On 11 July 2003, Origin and Santos entered into the Pre-bid Agreement, for nominal consideration of $10.00, pursuant to which Santos agreed to procure the acceptance of the Offer by a subsidiary of Santos in respect of a total of 2,900,000 OCA Shares in accordance with the terms of that agreement.

The principal terms of the Pre-bid Agreement are as follows:

(a)	Santos will procure the acceptance of the Offer in respect of 2,900,000 OCA Shares within 2 business days of the date the first Offer is made by Origin and received by Santos; and

(b)	Santos will not sell, assign, transfer, encumber or otherwise dispose of the above shares other than as specified in the agreement.

8.7	On Market Purchases

Subsequent to the Announcement Date, BTS Pty Limited (a wholly-owned subsidiary of Origin) has made the on-market purchases of OCA shares as set out in the table below:

Date	Price Per Share	No. of OCA Shares	Consideration
15/07/2003	$4.22	15,000	$63,300.00
16/07/2003	$4.23	3,300	$13,959.00
17/07/2003	$4.23	9,043	$38,251.89
21/07/2003	$4.23	37,200	$157,402.53
25/07/2003	$4.23	3,240	$13,705.20
28/07/2003	$4.23	67,000	$283,410.00
29/07/2003	$4.23	25,000	$105,750.00
30/07/2003	$4.23	40,000	$169,200.00
31/07/2003	$4.23	43,981	$186,039.63
4/08/2003	$4.23	4,300	$18,189.00
5/08/2003	$4.23	66,924	$283,088.52

Total		314,988	$1,332,295.78

8.8	OCA’s annual results

On 6 August 2003, OCA released its annual results for the year ended 30 June 2003. The text of OCA’s announcement is attached to this Bidder’s Statement as Annexure A.

8.9	Announcements regarding the Offer

The text of the announcements by Origin, OCA and Santos to ASX in relation to this Offer are attached to this Bidder’s Statement as Annexure B.

8.10	Copies of announcements

Holders of OCA Shares may obtain a copy of:

(a)	the OCA press release referred to in section 3.2(a);

(b)	the Annual Report of OCA referred to in sections 2.1, 2.4, 3.2(a) and 3.2(b); and

(c)	the AMC announcement referred to in section 3.2(b),

(each of which were released to the ASX) free of charge from Origin if they ask for it during the bid period.

8.11	No other material information

There is no other information which:

(a)	is material to the making of the decision by a person to whom this Offer is made whether or not to accept an Offer;

(b)	is known to Origin; and

(c)	has not previously been disclosed to the holders of OCA Shares,

other than as disclosed in this Bidder’s Statement (including the Annexures).

9.	Defined terms and interpretation

9.1	Defined Terms

In this Bidder’s Statement the following words have these meanings unless the contrary intention or the context otherwise requires:

“Acceptance Form” means the acceptance and transfer form enclosed with this Bidder’s Statement which forms part of the Offer.

“AMC” means Australian Magnesium Corporation.

“Announcement Date” means 11 July 2003.

“ASIC” means the Australian Securities and Investments Commission.

“ASX” means Australian Stock Exchange Limited.

“Bidder’s Statement” means this Bidder’s Statement in respect of the Offer given by Origin pursuant to part 6.5 of the Corporations Act and in compliance with the requirements of section 636 and 637 of the Corporations Act.

“Broker” means a member organisation admitted to participate in the CHESS under Rule 2.1.1 of the SCH Business Rules.

“CGT” means capital gains tax.

“CHESS” means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

“CHESS Holding” has the meaning set out in the SCH Business Rules.

“Controlling Participant” means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules.

“Corporations Act” means the Corporations Act 2001 (Cth).

“CSG” means coal seam gas.

“Issuer Sponsored Holding” means a holding of OCA Shares on OCA’s issuer sponsored sub-register.

“Listing Rules” means the official listing rules of ASX.

“Non-Broker Participant” means an entity admitted to participate in CHESS under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules.

“OCA” means Oil Company of Australia Limited ABN 68 001 646 331.

“OCA Group” means OCA and each of its subsidiaries.

“OCA Shares” means fully paid ordinary shares in the capital of OCA and all Rights attaching to them.

“Offer” means the offer by Origin to acquire OCA Shares set out in section 5 of this Bidder’s Statement.

“Offer Period” means the period or extended period during which the Offer is to remain open in accordance with section 5.5 of this Bidder’s Statement.

“Origin” means Origin Energy Limited ABN 30 000 051 696.

“Origin Group” means Origin and each of its subsidiaries.

“person” means an incorporated or unincorporated body or association as well as a natural person.

“PJ” means petajoule, which is equal to 1 gigajoule x 106.

“Pre-bid Agreement” means the pre-bid agreement dated 11 July 2003 between Origin and Santos, the principal terms of which are described in section 8.6.

“Record Date” means the date set by Origin under section 633(2) of the Corporations Act and notified to ASX under section 633(4) of the Corporations Act.

“Rights” means all accretions and rights attaching to or arising from OCA Shares on or after the Announcement Date including, without limiting the generality of the foregoing, all rights to receive dividends, bonuses or other share of OCA’s profits and assets as well as all rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid or issued by OCA on or after the Announcement Date.

“Santos” means Santos Limited ABN 80 007 550 923 and each of its subsidiaries.

“SCH” means the securities clearing house which administers the CHESS system in Australia.

“SCH Business Rules” means the rules of SCH from time to time.

“Takeover Bid” means an off-market takeover bid for OCA Shares made by Origin in accordance with the Offers pursuant to chapter 6 of the Corporations Act.

“Takeover Transferee Holding” has the meaning set out in the SCH Business Rules.

“Transferred Shares” has the meaning given in section 5.10.

“Your OCA Shares” means all of the OCA Shares the subject of the Offer in respect of which you are registered as holder as at 10.00am (Sydney time) on the Record Date.

9.2	Interpretation

(a)	Terms used in this Bidder’s Statement have the meaning (if any) given to them in chapter 6 of the Corporations Act or the SCH Business Rules unless that meaning is inconsistent with the context in which the term is used.

(b)	In this Bidder’s Statement:

(i)	headings are for convenience only and do not affect the meaning of the paragraphs they introduce;

(ii)	and unless the context otherwise requires:

(iii)	the singular includes the plural and vice versa;

(iv)	words importing any gender include any other genders;

(v)	references to persons include corporations;

(vi)	appendices and annexures to this Bidder’s Statement form part of this Bidder’s Statement;

(vii)	references to paragraphs are to paragraphs in this Bidder’s Statement;

(viii)	references to “dollar” or “$” are references to Australian currency.

(c)	To the extent permissible under applicable law, this Bidder’s Statement and the Offer are governed by Australian law.

Dated: 6 August 2003

Signed on behalf of Origin Energy Limited ABN 30 000 051 696 by Mr Bruce Beeren, director, who is authorised to sign this

Bidder’s Statement following a resolution of the directors of Origin Energy Limited

6 August 2003

Annexure A - OCA’s annual results

6 August 2003

MEDIA RELEASE

ANNUAL RESULTS TO 30 JUNE 2003

The net profit for Oil Company of Australia Limited (OCA) was $25.0 million for the financial year to 30 June 2003. This represents a 15.4% decrease from $29.6 million last year and reflects lower oil volumes and interest income. Profit before tax was $33.8 million compared with $42.0 million in the previous year. Sales revenue decreased 5% to $81.9 million from $86.5 million reflecting the lower oil sales.

Total gas sales increased to 20.5 PJ representing an 8.1% increase over 18.9 PJ sold in the previous year. This reflected increased sales from coal seam gas (CSG).

Oil sales fell to 48,660 barrels from 447,522 barrels last year as a result of OCA’s sale of oil producing assets in the Eromanga Basin to Beach Petroleum NL. OCA maintained a partially hedged position during the year and received an average oil price of A$44.12 per bbl compared with A$36.96 in the previous year.

Exploration write downs of $2.4 million was lower compared to $5.4 million in the previous year.

Capital expenditure on exploration, evaluation and development totaled $37.5 million ($19.8 million in 2002) with the main work being undertaken in OCA’s CSG fields and in the Myall Creek area of the Surat Basin.

At a cost of A$48 million, OCA increased its interests in the Fairview project area to 23.9% and in the Durham project area to between 89.4% and 99.5%. The CSG fairway upon which the Fairview and Durham fields lie represents a world class CSG resource that has the potential to add to and replace the traditional supply areas for east coast markets.

The development of these fields was given a major boost in December 2002 when OCA, in conjunction with its parent company, Origin Energy Limited, signed an agreement with AGL to supply 340 PJ of gas from CSG fields in Queensland over 15 years from May 2005. Approximately 52% of this volume will be supplied from OCA owned CSG interests.

OCA has continued to build its CSG capabilities and enhance its position as the largest CSG producer in Australia. CSG supplies approximately 25% of Queensland’s total gas demand. OCA participates in 3 of the 5 CSG fields contributing toward that demand and now produces CSG in excess of 30 TJ/day. Current production capacity is 55 TJ/day. OCA has maintained a vigorous appraisal/development program over the year with 55 wells drilled including 10 which used the surface to in-seam drilling technology. Through direct acquisition and appraisal drilling, CSG reserves were increased from 296 PJ to 471 PJ. The results of the appraisal drilling on the Durham field during 2002/2003 will be analysed in September 2003 and are expected to substantially increase the CSG reserves at that time. OCA has also secured interests in 11 exploration permits giving it a strong position in the central Queensland CSG areas.

The development design work on the Durham field is well advanced. Producing and pipeline licences were granted during the year. Other producing CSG fields have maintained strong performances with the Dawson Valley (Moura) fields reaching record production levels during the year. The Talinga field development, based on the Walloon coals, is programmed for further appraisal and production testing in 2003/2004. It is located close to the Wallumbilla to Brisbane gas pipeline.

Immediate plans are to complete the major construction phases of the Durham project to enable commissioning of the plant in early 2005. The Mungi field at Moura will also be developed.

A reappraisal of the Myall Creek area of the Surat Basin resulted in a further five wells drilled in that area, four of which successfully tested gas at commercial rates. The Myall Creek field has been shown to be in a structural-stratigraphic trap adding 48 PJe to OCA’s reserves in this field. The Myall Creek drilling program was suspended following the rig fire in April 2003 and is scheduled to recommence in August 2003.

In July 2002 OCA announced that it had secured a 10 year contract with Australian Magnesium Corporation (AMC) to supply up to 5.4 PJ of gas from September 2004 to its proposed magnesium production facility in Stanwell, central Queensland and its existing magnesium operation at Parkhurst. The conditional agreement has not been finalised and media reports indicate that the Stanwell project may not proceed. If it does not proceed it will represent a lost opportunity for OCA but, as there was no capital pre-investment for the AMC contract, there will be no immediate impact on the company.

OCA’s surplus funds have been applied to developing its CSG resources resulting in reduced interest income and lower net profit compared to the previous year. As previously foreshadowed, OCA will not pay a dividend at this time as the company conserves its available capital to meet the development costs of its recently acquired CSG reserves.

Investment to date in CSG amounts to $225 million. Total development costs for CSG is expected to be several hundred million dollars over future years and approximately $100 million will be spent in the 2003/04 year. Origin Energy Limited is providing development funds for the current financial year under an agreed Standby Loan Facility at competitive commercial terms. Looking forward OCA will need to raise additional capital to fund its CSG developments.

On 11 July 2003 Origin Energy announced its intention to make an off-market takeover bid for all of the shares in OCA that it does not already own. Blake Dawson Waldron has been appointed to provide legal advice to OCA and the independent director has appointed Grant Samuel to prepare an independent experts report as required under the Corporations Act which will accompany OCA’s Target Statement. The independent director of OCA recommends that shareholders take no action in relation to Origin Energy’s takeover bid until they receive a Target’s Statement from OCA.

For further information contact:

Dr Paul Elkington

General Manager

Oil Company of Australia Limited

Telephone (07) 3858 0678

Oil Company of Australia Limited and Controlled Entities

DISCUSSION AND ANALYSIS OF THE RESULTS FOR THE YEAR ENDED 30 JUNE 2003

The net profit for Oil Company of Australia Limited (OCA) was $25.0 million for the financial year to 30 June 2003. This represents a 15.4% decrease from $29.6 million last year and reflects lower oil volumes and interest income. Profit before tax was $33.8 million compared with $42.0 million in the previous year. Sales revenue decreased 5% to $81.9 million from $86.5 million reflecting the lower oil sales.

Total gas sales increased to 20.5 PJ representing an 8.1% increase over 18.9 PJ sold in the previous year. This reflected increased sales from coal seam gas (CSG).

Oil sales fell to 48,660 barrels from 447,522 barrels last year as a result of OCA’s sale of oil producing assets in the Eromanga Basin to Beach Petroleum NL. OCA maintained a partially hedged position during the year and received an average oil price of A$44.12 per bbl compared with A$36.96 in the previous year.

Exploration write downs of $2.4 million was lower compared with $5.4 million in the previous year.

Capital expenditure on exploration, evaluation and development totalled $37.5 million, excluding amounts spent on acquiring additional interests in CSG areas ($19.8 million in 2002) with the main work being undertaken in OCA’s CSG fields and in the Myall Creek area of the Surat Basin.

At a cost of A$48 million, OCA increased its interests in the Fairview project area to 23.9% and in the Durham project area to between 89.4% and 99.5%. The CSG fairway upon which the Fairview and Durham fields lie represents a world class CSG resource that has the potential to add to and replace the traditional supply areas for east coast markets.

The development of these fields was given a major boost in December 2002 when OCA, in conjunction with its parent company, Origin Energy Limited, signed an agreement with AGL to supply 340 PJ of gas from CSG fields in Queensland over 15 years from May 2005. Approximately 52% of this volume will be supplied from OCA owned CSG interests.

OCA has continued to build its CSG capabilities and enhance its position as the largest CSG producer in Australia. CSG supplies approximately 25% of Queensland’s total gas demand. OCA participates in 3 of the 5 CSG fields contributing toward that demand and now produces CSG in excess of 30 TJ/day. Current production capacity is 55 TJ/day. OCA has maintained a vigorous appraisal/development program over the year with 55 wells drilled including 10 which used the surface to in-seam drilling technology. Through direct acquisition and appraisal drilling, CSG reserves were increased from 296 PJ to 471 PJ. The results of the appraisal drilling on the Durham field during 2002/2003 will be analysed in September 2003 and are expected to substantially increase the CSG reserves at that time. OCA has also secured interests in 11 exploration permits giving it a strong position in the central Queensland CSG areas.

The development design work on the Durham field is well advanced. Producing and pipeline licences were granted during the year. Other producing CSG fields have maintained strong performances with the Dawson Valley (Moura) fields reaching record production levels during the year. The Talinga field development, based on the Walloon coals, is programmed for further appraisal and production testing in 2003/2004. It is located close to the Wallumbilla to Brisbane gas pipeline.

Immediate plans are to complete the major construction phases of the Durham project to enable commissioning of the plant in early 2005. The Mungi field at Moura will also be developed.

A reappraisal of the Myall Creek area of the Surat Basin resulted in a further five wells drilled in that area, four of which successfully tested gas at commercial rates. The Myall Creek field has been shown to be in a structural-stratigraphic trap adding 48 PJe to OCA’s reserves in this field. The Myall Creek drilling program was suspended following the rig fire in April 2003 and is scheduled to recommence in August 2003. Investigations initiated to determine the cause of this incident have not yet been completed.

In July 2002 OCA announced that it had secured a 10 year contract with Australian Magnesium Corporation (AMC) to supply up to 5.4 PJ of gas from September 2004 to its proposed magnesium production facility in Stanwell, central Queensland and its existing magnesium operation at Parkhurst. The conditional agreement has not been finalised and media reports indicate that the Stanwell project may not proceed. If it does not proceed it will represent a lost opportunity for OCA but, as there was no capital pre-investment for the AMC contract, there will be no immediate impact on the company.

OCA’s surplus funds have been applied to developing its CSG resources resulting in reduced interest income and lower net profit compared to the previous year. As previously foreshadowed, OCA will not pay a dividend at this time as the company conserves its available capital to meet the development costs of its recently acquired CSG reserves.

Investment to date in CSG amounts to $225 million. Total development costs for CSG is expected to be several hundred million dollars over future years and approximately $100 million will be spent in the 2003/04 year. Origin Energy Limited is providing development funds for the current financial year under an agreed Loan Facility at competitive commercial terms. Looking forward OCA will need to raise additional capital to fund its CSG developments.

On 11 July 2003 Origin Energy announced its intention to make an off-market takeover bid for all of the shares in OCA that it does not already own. Blake Dawson Waldron has been appointed to provide legal advice to OCA and the independent director has appointed Grant Samuel to prepare an independent experts report as required under the Corporations Act which will accompany OCA’s Target Statement. The independent director of OCA recommends that shareholders take no action in relation to Origin Energy’s takeover bid until they receive a Target’s Statement from OCA.

STATEMENT OF FINANCIAL PERFORMANCE

Oil Company of Australia Limited and Controlled Entities

for year ended 30 June	Note	Consolidated	Consolidated
		2003 $’000	2002 $’000
Revenue from ordinary activities	3	82,889	110,781
Expenses from ordinary activities excluding borrowing costs	3	(48,024)	(68,767)
Borrowing costs		(1,020)	—

Profit from ordinary activities before related income tax expense		33,845	42,014
Income tax expense relating to ordinary activities	4	(8,814)	(12,436)

Net profit attributable to members of Oil Company of Australia Limited	10	25,031	29,578

Non-owner transaction changes in equity
Net increase/(decrease) in retained profits on initial adoption of:		—	—
Revised AASB 1028 “Employee Benefits”		(17)	—
Revised AASB 1044 “Provisions, contingent liablities and contingent assets”	5	10,583	—

Total revenues, expenses and valuation adjustments attributable to members of Oil Company of Australia Limited recognised directly in equity		10,566	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity, Oil Company of Australia Limited	10	35,597	29,578

Basic earnings per share
The weighted average number of ordinary shares used in the calculation of basic earnings per share was 117,592,811 (2002: 117,592,811).	9	21.3 ¢	25.2	¢
Diluted earnings per share
The weighted average number of ordinary shares used in the calculation of diluted earnings per share was 117,592,811 (2002: 117,592,811).	9	21.3 ¢	25.2	¢

The Statement of Financial Performance should be read in conjunction with the discussion and analysis on page 2 and accompanying notes to the financial information.

STATEMENT OF FINANCIAL POSITION

Oil Company of Australia Limited and Controlled Entities

as at 30 June	Note	Consolidated	Consolidated
		2003 $’000	2002 $’000
CURRENT ASSETS
Cash assets		74	1,258
Receivables		16,716	51,344
Inventories		8,168	6,315
Other		212	258

TOTAL CURRENT ASSETS		25,170	59,175

NON-CURRENT ASSETS
Receivables		4,569	—
Property, plant and equipment		52,074	41,259
Exploration, evaluation and development expenditure		200,053	127,568
Deferred tax assets		9,248	2,880
Other		—	—

TOTAL NON-CURRENT ASSETS		265,944	171,707

TOTAL ASSETS		291,114	230,882

CURRENT LIABILITIES
Payables		13,141	13,426
Interest-bearing liabilities		27,596	—
Current tax liabilities		—	2,464
Provisions		1,963	11,657

TOTAL CURRENT LIABILITIES		42,700	27,547

NON-CURRENT LIABILITIES
Payables		2,249	—
Deferred tax liabilities		40,833	23,311
Provisions		6,896	6,602

TOTAL NON-CURRENT LIABILITIES		49,978	29,913

TOTAL LIABILITIES		92,678	57,460

NET ASSETS		198,436	173,422

EQUITY
Contributed equity	7	102,128	102,128
Reserves		508	508
Retained profits	10	95,800	70,786

Total parent entity interest		198,436	173,422
Outside equity interests		—	—

TOTAL EQUITY	10	198,436	173,422

The Statement of Financial Position should be read in conjunction with the discussion and analysis on page 2 and the accompanying notes to the financial information.

STATEMENT OF CASH FLOWS

Oil Company of Australia Limited and Controlled Entities

for year ended 30 June	Note	Consolidated	Consolidated
		2003 $’000	2002 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers		81,978	88,103
Cash paid to suppliers and employees		(34,102)	(27,003)
Dividends received		—	—
Interest and other items of similar nature received		434	73
Interest and other costs of finance paid		(1,020)	—
Income taxes paid		(7,122)	(18,275)
Subvention payments		—	—

Net cash provided by operating activities		40,168	42,898

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchases of property, plant and equipment		(16,617)	(6,855)
Payments for exploration and development		(86,379)	(59,792)
Proceeds from sale of property, plant and equipment		21	1,595
Proceeds from sale of exploration and development		248	17,027
Payments for purchases of investments		—	(3,262)

Net cash used in investing activities		(102,727)	(51,287)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		—	—
Repayment of borrowings		—	(7,000)
Dividends paid		(10,583)	(35,278)
Proceeds from issue of securities		—	—

Net cash provided by financing activities		(10,583)	(42,278)

NET INCREASE / (DECREASE) IN CASH HELD		(73,142)	(50,667)
Cash and cash equivalents at the beginning of the year		44,857	95,524
Effect of exchange rate changes on cash		—	—

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	(28,285)	44,857

The Statement of Cash Flows should be read in conjunction with the discussion and analysis on page 2 and the accompanying notes to the financial information.

NOTES TO THE FINANCIAL INFORMATION

Oil Company of Australia Limited and Controlled Entities

1. BASIS OF PREPARATION OF THE PRELIMINARY FINAL REPORT

The ASX 4E Report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and applicable Urgent Issues Group Consensus Views. The ASX 4E Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Statements. It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in an accounting policy, are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity will be found in the consolidated entity’s Full Financial Statements.

Changes in accounting policy

PROVISIONS - The consolidated entity has applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from 1 July 2002. AASB 1044 requires dividends to be recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, despite the dividends being announced after the end of that financial year. The adjustments to the consolidated and parent company financial reports as at 1 July 2002 as a result of this change were an increase of $10,583,353 in opening retained profits (from reversing the amount provided at 30 June 2002 for the proposed final dividend that was recommended by the directors between the end of the financial year and the completion of the financial report) and a reduction in the consolidated and parent entity’s current liabilities - provisions, recognised at the beginning of the current financial year.

EMPLOYEE BENEFITS - The consolidated entity has applied the revised AASB 1028 “Employee Benefits” for the first time from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the company expects to pay as at each reporting date, not wage and salary rates current at reporting date. The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are an increase of $24,913 in provision for employee benefits, a decrease of $17,439 in opening retained profits, and an increase of $7,474 in future income tax benefit. As a result of this change in accounting policy, employee benefits expense increased by $30,597 and income tax expense decreased by $9,179 for the current year to 30 June 2003.

FOREIGN CURRENCY TRANSLATION - The consolidated entity has applied the revised AASB 1012 Foreign Currency Translation for the first time from 1 July 2002. For currency hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. At 1 July 2002, the consolidated entity recognised for foreign currency hedge contracts: deferred exchange gains of $1,584,504, and a net foreign currency receivable of $1,584,504 on foreign currency hedge contracts. There was no impact on opening retained profits at 1 July 2002 or on net profit for the current year to 30 June 2003.

Oil Company of Australia Limited and Controlled Entities

1. BASIS OF PREPARATION OF THE PRELIMINARY FINAL REPORT (continued)

Restatement of retained profits and provision for dividends

The restatement of retained profits and provision for dividends below, show the information that would have been disclosed had the new accounting policies disclosed in this note always been applied.

	Consolidated	Consolidated
	2003 $’000	2002 $’000
Restatement of retained profits
Previously reported retained profits at the end of the previous financial year	70,786	69,430
Change in accounting policy for providing for dividends	10,583	17,639

Restated retained profits at the beginning of the financial year	81,369	87,069
Restated net profit attributable to members of Oil Company of Australia Limited	25,031	29,578
Adjustment to opening balance for revised AASB 1028 “Employee Benefits”	(17)	—
Dividends recognised during the year	(10,583)	(35,278)

Restated retained profits at end of year	95,800	81,369

Restatement of future income tax benefit
Balance at end of year - as previously reported	—	2,880
Effect of change in accounting policy	—	7

Restated balance at end of year	—	2,887

Restatement of provision for dividends
Balance at end of year - as previously reported	—	10,583
Effect of change in accounting policy	—	(10,583)

Restated balance at end of year	—	—

Restatement of current provision for employee benefits
Balance at end of year - as previously reported	—	1,492
Effect of change in accounting policy	—	24

Restated balance at end of year	—	1,516

Oil Company of Australia Limited and Controlled Entities

3. PROFIT FROM ORDINARY ACTIVITIES

	Consolidated	Consolidated
	2003 $’000	2002 $’000
(a) Revenue from ordinary activities
From operating activities:

Sales of goods	81,894	86,466
Other revenue:
Interest received or receivable from:
- Related entities	207	3,298
- Other	227	505
Net foreign exchange gain	222	—
Sundry revenue	66	375
Take or pay amounts forfeited by customers	—	4,813

From outside operating activities:

Gross proceeds from the sale of non-current assets	273	15,324

Revenue from ordinary activities	82,889	110,781

(b) Expenses from ordinary activities excluding borrowing costs
Expenses by nature:
From operating activities:
Amortisation and depreciation expenses	16,636	19,398
Consumables and fuel	3,156	1,556
Exploration and evaluation write-offs	2,355	5,446
Interest paid or payable to related entities	1,020	—
Labour costs net of external recoveries	6,538	6,062
Lease and rental expenses	1,334	1,327
Product purchases	985	1,106
Repairs and maintenance expenses	3,410	3,922
Royalties	7,198	7,545
Tariff, tolling and transportation expenses	2,134	3,341
Other expenses	4,015	2,775
From outside operating activities:
Written down value of asset sold	263	16,289

Total expenses from ordinary activities	49,044	68,767

Cost of goods sold	31,870	33,589

Oil Company of Australia Limited and Controlled Entities

4. INCOME TAX EXPENSE

	Consolidated	Consolidated
	2003 $’000	2002 $’000
Income tax expense on profit from ordinary activities	8,814	4,665

Income tax expense on pretax accounting profit at standard rates	10,153	5,022

Add/(subtract) tax effect of major items causing permanent differences:
Non-deductible depreciation	680	561
Recognition of tax losses not previously bought to account but able to be recouped in current year	(1,738)	(1,012)
Over provision for tax in previous years	(234)	88
Deductible expenses not included in operating profit	38	(27)
Other non-deductible expenses	(85)	33

	(1,339)	(357)

Income tax expense for the period	8,814	4,665

Tax Consolidation Legislation

Revision of accounting estimate - future income tax benefit relating to tax losses

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity had not notified the Australian Taxation Office at the date of signing this report of the implementation date for tax consolidation, the consolidated entity has applied UIG 39 Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances. There was no impact on the consolidated entity's future income tax benefit.

Oil Company of Australia Limited and Controlled Entities

5. DIVIDENDS

Date the dividend is payable	N/A

Date to determine entitlements to the dividend (ie on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) and the last date for receipt of election notices for the dividend.

	N/A

	Consolidated	Consolidated
	2003 $’000	2002 $’000
No interim dividend was declared or paid during the year.
(2002: 15 cents per share, fully franked at 30%, paid 18 April 2002)
	—	17,639

	—	17,639
No final dividend has been declared.
(2002: 9 cents per share, fully franked at 30%, paid 25 October 2002)
	—	10,583

	—	28,222

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

Oil Company of Australia Limited and Controlled Entities

6. NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated	Consolidated
	2003 $’000	2002 $’000
(A) Reconciliation of cash and cash equivalents Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash	74	1,258
Cash Call Overdrafts	(763)	—
Cash on Deposit	—	43,599
Borrowings repayable on demand	(27,596)	—

	(28,285)	44,857

(B) The consolidated entity did not acquire entities/businesses during the year ended 30 June 2003.

as at 30 June	Consolidated	Consolidated
	2003 $’000	2002 $’000
Consideration and outflow of cash	—	3,262

Fair value of net assets acquired:
Exploration and development expenditure	—	11,544
Borrowings	—	(7,000)
Deferred tax liabilities	—	(1,282)

Consideration (cash)	—	3,262

Oil Company of Australia Limited and Controlled Entities

7. CONTRIBUTED EQUITY

	Consolidated	Consolidated
	2003 $’000	2002 $’000

ISSUED AND PAID-UP CAPITAL
117,592,811 (2002: 117,592,811) ordinary shares, fully paid	102,128	102,128

Terms and conditions

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

Oil Company of Australia Limited and Controlled Entities

8. ISSUED AND QUOTED SECURITIES AT 30 JUNE 2003

Category of securities	Number issued	Number quoted	Issue price	Amount paid-up
Ordinary securities	117,592,811	117,592,811	—	—

Changes during year ended 30 June 2003
(a) Increases through issues	—	—	—	—
(b) Decreases through returns of capital, buy-backs, redemptions, consolidations	—	—	—	—

Oil Company of Australia Limited and Controlled Entities

9. EARNINGS PER SECURITY (EPS)

	Consolidated	Consolidated
	2003 $’000	2002 $’000

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: “Earnings Per Share” are as follows.
Basic EPS	21.3 cents	25.2 cents
Diluted EPS	21.3 cents	25.2 cents

Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	117,592,811	117,592,811

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	117,592,811	117,592,811

Reconciliation of earnings used in calculating EPS:
Basic and alternative EPS
Net profit	25,031	29,578
Less: Outside equity interests	—	—

Amount used as numerator in calculating basic and diluted EPS	25,031	29,578

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

Oil Company of Australia Limited and Controlled Entities

10. RETAINED PROFITS AND TOTAL EQUITY

	Note	Consolidated	Consolidated
		2003 $’000	2002 $’000
Retained profits reconciliation
Retained profits at the beginning of the financial year		70,786	69,430
Net profit attributable to members of Oil Company of Australia Limited		25,031	29,578
Adjustment resulting from initial adoption of revised AASB 1028 “Employee Benefits”		(17)	—

Dividends recognised during the year	5	(10,583)	(28,222)
Adjustment to dividends resulting from initial adoption of revised AASB 1044 “Provisions, contingent liablities and contingent assets”		10,583	—

Aggregate of amounts transferred from reserves		—	—

Retained profits at the end of the financial year		95,800	70,786

Total equity reconciliation
Total equity at the beginning of the financial year		173,422	172,066
Total changes in parent entity interest in equity recognised in the Statement of Financial Performance		35,597	29,578
Transactions with owners as owners:
Dividends recognised during the year	5	(10,583)	(28,222)
Total changes in outside equity interests		—	—

Total equity at the end of the financial year		198,436	173,422

Oil Company of Australia Limited and Controlled Entities

11. EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE CAPITALISED

	Consolidated	Consolidated
	2003 $’000	2002 $’000

PRODUCING AREAS:
Opening balance	229,616	258,892
Transfer (to)/from non-producing areas	—	1,363
Acquisitions	28,141	12,173
Disposals	(173)	(55,014)
Expenditure incurred during current period	22,152	12,202

	279,736	229,616
Accumulated depreciation/amortisation	(132,902)	(121,616)

	146,834	108,000
Provision for write down	(23,920)	(22,420)

Closing balance	122,914	85,580

NON-PRODUCING AREAS:
Opening balance	41,988	4,693
Transfer (to)/from producing areas	—	(1,363)
Expenditure written off during current period	(855)	(5,446)
Expenditure incurred during current period	17,862	7,626
Acquisitions	18,224	39,335
Disposals	(80)	(2,857)

Closing balance	77,139	41,988

Closing balance as shown in the consolidated statement of financial position	200,053	127,568

Oil Company of Australia Limited and Controlled Entities

15. CONTINGENT LIABILITIES

	Consolidated	Consolidated
	2003 $’000	2002 $’000

Unsecured:
Bank guarantees	3,370	3,111

Other items

Oil Company of Australia Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Oil Company of Australia Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. Ongoing environmental management programmes ensure that appropriate controls are in place at all sites.

The economic entity is a listed party to a number of native title claims where it holds interests. While accurate assessments cannot be made at this time, it is not expected that any compensation payable in respect of activities over land where native title may exist will have a significant impact on the economic entity, however there may be some minor impact depending on negotiation outcomes.

16. SEGMENT INFORMATION

Business Segment

The consolidated entity operates wholly within the oil and gas exploration, development and production industry.

Geographical Segment

The consolidated entity operates entirely within Australia with one exception. During the year ended 30 June 2002 the consolidated entity participated in the drilling of two exploration wells on the Sorrento Dome in onshore Louisiana, USA. One of those wells resulted in a small discovery of oil and gas. During the year ended 30 June 2003 an amount of $1.5m was provided for write off, ( 2002 $4.9m).

17. ECONOMIC DEPENDENCY

The economic entity has sales comtracts for it's oil and gas products, including major contracts for the supply of natural gas to a related entity, Origin Energy Retail Limited and for the supply of natural gas to Queensland Alumina Limited.

Annual Meeting

The annual meeting will be held as follows:

Place	Level 2, South Tower
John Oxley Centre
339 Coronation Drive
Milton, Qld 4064.

Date	Friday, 28th November 2003.

Time	3:30 pm

Approximate date the annual report will be available	Tuesday, 30 September, 2003.

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2	This report and the accounts upon which the report is based, use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

	☐ The accounts have been audited. ☐	The accounts have
been subject to review.

	☒ The accounts are in the process ☐	The accounts have not yet
	of being audited or subject to review.	been audited or reviewed.

5	The entity has a formally constituted audit committee.

Sign here:		Date:	6 August 2003
(Company secretary)

Print name:	B J Atkinson

Annexure B - Announcements regarding the Offer

ASX Release

11 July 2003

Origin Energy announces an offer to acquire Oil Company of Australia Limited

Origin Energy Limited (“Origin”) advises that it proposes to make an off market cash offer of $4.25 per share to acquire all the ordinary shares in Oil Company of Australia Limited (“OCA”) that it does not already own.

The offer will not be subject to any defeating conditions.

Origin currently holds 85.23% of the issued capital of OCA. Under a pre-bid agreement with Santos Ltd, Santos has agreed to accept the offer in respect of 2.9 million shares, giving Origin a relevant interest in 87.69% of the issued capital of OCA.

For further information contact:

Mr Bruce Beeren

Executive Director, Commercial

Origin Energy Limited

Telephone: (02) 9220 6301

Mobile Phone: 0419 617 901

[GRAPHIC APPEARS HERE]

www.santos.com

11 July 2003

Origin Energy offer to acquire Oil Company of Australia shares

Santos Ltd has, subject to the satisfaction of certain conditions, agreed to accept an off-market take-over bid of $4.25 per share announced by Origin Energy Limited (“Origin”) for Oil Company of Australia (“OCA”) in respect of 2.9 million shares in OCA held by the Santos group.

Apart from Santos’ commitment for 2.9 million OCA shares, the Santos Group hold a further 11.8 million shares in OCA.

Santos will consider the Origin offer in respect of its remaining holding in OCA, taking into account the Independent Expert’s Report, which will accompany the target’s statement, the recommendation of the OCA Independent Director and any other offers that eventuate.

Santos has held shares in OCA since 1987.

The book value of the shares held by Santos is currently $1.13.

FOR FURTHER INFROMATION PLEASE CONTACT:

Graeme Bethune, General Manager Business Development

(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY

(NASDAQ ADR)

ASX Release

14 July 2003

Proposed takeover offer by Origin Energy Limited

The Board of Oil Company of Australia Limited (OCA) has received notice of a proposed takeover offer by Origin Energy Limited. The proposed offer announced on 11 July 2003 is for $4.25 cash per share.

The Independent Director of OCA will obtain an independent expert’s report and prepare a Target Statement in response to a Bidder Statement that it expects will be received from Origin Energy.

The Independent Director of OCA recommends that shareholders take no action until they receive a Target Statement from OCA.

Ends

18 July 2003

Dear Shareholder

On 11 July 2003 Origin Energy Limited announced a cash takeover offer of $4.25 per share for the shares in Oil Company of Australia Limited (OCA) that Origin does not already own.

Origin has recently announced an agreement with shareholder Santos Limited to acquire a further 2.9 million OCA shares, increasing its relevant interests in OCA shares to 87.69%.

As Origin already holds more than 30% of the shares in OCA it will be necessary for OCA to obtain an opinion from an independent expert about whether the terms of the takeover offer are fair and reasonable.

The selection and the appointment of the independent expert will be made by Philip Green, the independent director on the Board of OCA, in compliance with the requirements of the Corporations Act.

OCA expects that Origin will send its Bidder’s Statement for the offer to OCA shareholders within six weeks from 11 July 2003. OCA will send its Target’s Statement (including the independent expert’s opinion) to OCA shareholders at the same time as the Bidder’s Statement is sent out, or as soon as possible thereafter.

You are advised to take no action until you receive your Target’s Statement.

Should you have any queries you should contact the Company on 1300 552 270.

Yours sincerely

Grant King

Chairman

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT YOUR BROKER OR YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.

Acceptance and Transfer Form

(Terms used in this Acceptance and Transfer Form are defined in the Bidder’s Statement)

OFFER BY ORIGIN ENERGY LIMITED ABN 30 000 051 696 (“Origin”)

for all your ordinary shares in

OIL COMPANY OF AUSTRALIA LIMITED ABN 68 001 646 331 (“OCA”)

NAME	BARCODE
ADDRESS1
ADDRESS2
ADDRESS3	SRN/HIN
ADDRESS4
ADDRESS5

Sub-register	Number of OCA Shares held	Consideration due ($4.25 per OCA Share)
XXXX	XXXX	XXXX

Please note that you may only accept the Offer in respect of ALL of your OCA Shares.

If your OCA Shares are held in a CHESS Holding you should not accept the Offer using this form. To accept the Offer if your OCA Shares are held in a CHESS Holding please instruct your stockbroker or CHESS Controlling Participant to initiate acceptances of the Offer on your behalf.

To accept the Offer if your OCA Shares are held in an Issuer Sponsored Holding you should sign and date this form and return it, along with the other necessary documents (refer to the back of this form and section 5.11 of the Bidder’s Statement), so that it is received no later than 5.00 pm (Sydney time) on [XXX] 2003, unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this form by airmail.

To Origin: I/we accept the Offer made by Origin in respect of all my/our OCA Shares, being the shares set out above, on the terms and conditions of the Offer. I/we agree to be bound by the terms and conditions of the Offer and transfer all my/our OCA Shares to Origin for the consideration per OCA Share specified above.

Please ensure that your Acceptance and Transfer Form has been properly signed (full instructions overleaf). In the case of individual or joint shareholders, each shareholder must sign. Companies must execute this form in any way allowed by law and any applicable constitution.

Please provide your telephone number so that you may be contacted if necessary:

Phone:( )	Date: / /

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

We, Origin, through our agent, Computershare Investor Services Pty Limited, collect personal information when you submit this form to process your acceptance of the Offer to purchase your OCA Shares and to administer the purchase and transfer of those shares. In order to do these things, we usually disclose, and by executing this form you consent to us disclosing, your personal information to the following organisations (which may be located outside Australia): our related bodies corporate; our legal, financial and professional advisors; and organisations to which we outsource our functions and activities (such as our mailing house). If your personal information is not provided to us, we will be unable to do these things. In most cases, you can gain access to your personal information on request.

FOR FURTHER INFORMATION ON HOW TO ACCEPT THIS OFFER PLEASE SEE REVERSE

HOW TO ACCEPT THIS OFFER

Read the Bidder’s Statement and this form carefully and decide whether to accept the Offer for your OCA Shares.

To accept the Offer if your OCA Shares are held in an Issuer Sponsored Holding then, simply complete and return your Acceptance and Transfer Form so that it is received no later than 5.00 pm (Sydney time) on [XXX] 2003, unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this form by airmail.

To accept the Offer if your OCA Shares are held in CHESS Holdings, please instruct your stockbroker or CHESS Controlling Participant to initiate acceptances of the Offer on your behalf.

HOW TO COMPLETE YOUR ACCEPTANCE AND TRANSFER FORM

Check your details are correct

If you have already sold all of your OCA Shares shown here, do not keep or return this form. Instead, please send it to the Broker or Controlling Participant who sold them for you or the transferee.

If you have already sold some of your OCA Shares recently, or if you have purchased further OCA Shares recently, please alter the number of your OCA Shares shown overleaf to show that number of OCA Shares now held by you and write below the name and address of the broker or controlling participant who acted for you:

Broker’s/Controlling Participant’s Name:

Address:

Telephone:

If your OCA Shares consist of two or more separate parcels for the purposes of section 653B of the Act, then this Offer consists of separate corresponding offers in relation to the respective separate parcels. To accept any of those offers that relate to OCA Shares held in an Issuer Sponsored Holding you must give a notice indicating that your OCA Shares consist of a separate parcel and indicate on this form the number of OCA Shares in the separate parcel to which the acceptance relates (refer to Section 5.10(c) of the Bidder’s Statement).

Sign and return the form

Please ensure that your Acceptance and Transfer Form has been properly signed:

•	All joint holders must sign.

•	Companies must sign in accordance with their constitution. Two directors must sign or director and secretary, or sole director and sole secretary. The common seal must also be affixed if required by the constitution.

•	If the document is signed by an attorney, a certified copy of the power of attorney must accompany the form.

•	For a deceased estate, the executors or administrator must sign and enclose a certified copy of the probate or letter of administration.

•	For a trust or partnership the signatory must produce the trust instrument, partnership agreement or other authority (or a certified copy of it) to act in that capacity acceptable to Origin.

Note: A certified copy of a document is a photocopy that has been attested as a true copy of the original by a person authorised to do so in your State or Territory.

You can return your Acceptance and Transfer Form in the pre-paid envelope provided or deliver it:

BY HAND DELIVERY TO: Computershare Investor Services Pty Limited Level 27, 345 Queen Street Brisbane QLD 4000 AUSTRALIA	OR	BY MAIL TO: Computershare Investor Services Pty Limited Reply Paid 523 Brisbane QLD 4001 AUSTRALIA

Your Acceptance and Transfer Form must be received (at this address or at the Post Office box) by 5.00 pm (Sydney time) on [XXX] 2003, unless the Offer Period is extended.

FOR FURTHER INFORMATION

If you have any questions about the Offer or how to accept it, please call the shareholder information line on 1800 006 044 at local rates from within Australia or +61 3 9615 5974 from outside Australia. As required by the Corporations Act 2001, all calls to these numbers will be recorded.

If you need help in deciding what to do, contact your broker or legal, financial or other professional advisor.

Origin Energy Limited ABN 30 000 051 696 of Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW 2000, Australia is incorporated in New South Wales under the Corporations Act 2001 (Cth)

Oil Company of Australia Limited ABN 68 001 646 331 of Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton, Queensland 4064, Australia is incorporated in New South Wales under the Corporations Act 2001 (Cth)

Item. 2

ASX Release

6 August 2003

Origin Energy Invests in Geodynamics

Origin Energy Limited (“Origin”) advises that it has entered into an agreement with Geodynamics Ltd (“Geodynamics”) to join Woodside Petroleum as a cornerstone investor in that company. Origin will subscribe for 10 million fully paid ordinary shares in Geodynamics at an issue price of $0.50 per share, subject to approval by the Geodynamics shareholders. This will give Origin an interest of around 19% in Geodynamics. Geodynamics’ announcement regarding this transaction is attached.

For further information contact:

Mr Bruce Beeren

Executive Director, Commercial

Origin Energy Limited

Telephone: (02) 9220 6301

Item. 3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,550

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full Paid Ordinary Shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	20,000 @ $1.66 38,550 @ $1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 August 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,836,101	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,385,650	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 6 August 2003
Company Secretary

Print name:  William M Hundy

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited

By:	/s/ WILLIAM HUNDY
Name:	William Hundy
Title:	Company Secretary

Date: August 14, 2003